NO ACT

RE. 01/15/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 04 2016
Washington, DC 20549

March 4, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 3-4-16

Thomas S. Moffatt
CVS Health Corporation
thomas.moffatt@cvshealth.com

Re: CVS Health Corporation
Incoming letter dated January 15, 2016

Dear Mr. Moffatt:

This is in response to your letter dated January 15, 2016 concerning the shareholder proposal submitted to CVS Health by Richard B. Pearson. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

16004221

Enclosure

cc: Richard B. Pearson

FISMA & OMB Memorandum M-07-16

March 4, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Health Corporation
Incoming letter dated January 15, 2016

The proposal instructs the board to immediately terminate the employment agreements with the company's named executive officers. The proposal further provides that none of these individuals will be considered for further employment by CVS Health in any capacity.

There appears to be some basis for your view that CVS Health may exclude the proposal under rule 14a-8(i)(7), as relating to CVS Health's ordinary business operations. In this regard, we note that the proposal relates to the termination, hiring or promotion of employees. Accordingly, we will not recommend enforcement action to the Commission if CVS Health omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which CVS Health relies.

Sincerely,

Coy Garrison
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

♥CVSHealth

Thomas S. Moffatt
Vice President, Asst. Secretary &
Asst. General Counsel

One CVS Drive
MC 1160
Woonsocket, RI 02895

p 401-770-5409
f 401-216-3758

thomas.moffatt@cvshealth.com

January 15, 2016

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
(Via e-mail: shareholderproposals@sec.gov)

Re: CVS Health Corporation
Shareholder Proposal of
Richard B. Pearson

Ladies and Gentlemen:

CVS Health Corporation, a Delaware corporation (the "**Company**"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), is filing this letter with respect to the shareholder proposal and supporting statement (the "**Proposal**") submitted by Richard B. Pearson (the "**Proponent**") in a letter. The Proponent seeks inclusion of the Proposal in the proxy materials that the Company intends to distribute in connection with its 2016 Annual Meeting of Shareholders (the "**2016 Proxy Materials**"). A copy of the Proposal and all related correspondence with the Proponent are attached hereto as Exhibit A. Please note that there is no related correspondence with the Proponent to be filed. The Company hereby requests confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend enforcement action if, in reliance on Rule 14a-8 of the Exchange Act, the Company omits the Proposal from its 2016 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") no later than 80 days before the Company files its definitive 2016 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D, *Shareholder Proposals* (Nov. 7, 2008), this letter is being submitted to the Commission via e-mail to shareholderproposals@sec.gov.

Rule 14a-8(k) and Section E of Staff Legal Bulletin 14D provide that shareholder proponents are required to send companies a copy of any correspondence the Proponent elects to submit to the Commission or the staff of its Division of Corporation Finance. Accordingly, we are hereby informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the Company.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2016 Proxy

I. The Proposal

The Proposal states: "[t]he stockholders instruct the Board of Directors to immediately terminate the employment agreements with Larry Merlo, David Denton, Helena Foulkes, Jonathan Roberts, and Thomas Moriarty. None of these individuals will be considered for further employment by CVS Health in any capacity.

The Board will completely reevaluate the compensation structure for executive positions and come up with a plan more in keeping with reality. Total aggregate compensation for the replacements of these individuals for the next year will not exceed $16 million."

II. Statement of Reasons to Exclude

The Company believes that the Proposal may be properly excluded from the 2016 Proxy Materials under Rule 14a-8(i)(7), Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because (A) it implicates the Company's ordinary business operations, (B) it is not a proper subject for shareholder action under Delaware law, (C) if implemented, it would cause the Company to violate Delaware law and its own by-laws and (D) it is vague and indefinite.

A. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because It Involves the Termination of Employees and Management of the Workforce, Which are Ordinary Business Operations of the Company

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that "are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 40018* (May 21, 1998) (the "**1998 Release**"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." As discussed below, the Proposal may be omitted as it implicates the Company's ordinary business operations because (A) it relates to the termination of certain employees and the management of the Company's workforce, and (B) it places a cap on the compensation of executives that is linked to the compensation of employees generally, and therefore is related to general employee compensation.

In the 1998 Release, the Commission stated that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the ***management of the workforce***, such as the hiring, promotion, and ***termination of employees***, decisions on production quality and quantity, and the retention of suppliers." *1998 Release* (emphasis added). The Commission noted in the 1998 Release that consideration should be given to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Staff has consistently held that proposals relating to the qualifications and employment of officers are excludable pursuant to Rule 14a-8(i)(7). *See, e.g., Allegheny Energy, Inc.* (Mar. 3, 2003) (proposal to remove the chief executive officer and president excluded under Rule 14a-8(i)(7) as relating to termination, hiring or promotion of an employee and therefore to ordinary business operations); *Merrill Lynch & Co.* (Feb. 8, 2002) (concurring in the exclusion, under Rule 14a-8(i)(7), of a proposal requesting that the chief executive officer resign); *Spartan Motors, Inc.* (Mar. 13, 2001) (proposal requesting that directors immediately remove the company's chief executive officer and find a replacement was excludable under Rule 14a-8(i)(7)); *Norfolk Southern Corp.* (Feb. 1, 2001) (concurring in the exclusion of a proposal to replace the company's current management team under Rule 14a-8(i)(7)); *Wisconsin Energy Corporation* (Jan. 30, 2001) (proposal requesting that directors seek the resignation of the chief executive officer and president of the company was excludable under Rule 14a-8(i)(7)).

Here, the Proposal requests that each of the Company's named executive officers (the "NEOs") be terminated and that none of them be considered for further employment by the Company in any capacity. As noted above, termination of employees is a quintessential ordinary business matter that falls squarely within the concept of workforce management that should be left to the Company. *See 1998 Release.* As such, the Proposal is excludable because it relates to the Company's ordinary business operations.

B. The Proposal is Excludable Under Rule 14a-8(i)(1) Because It Relates to an Improper Subject Under Delaware Law

Rule 14a-8(i)(1) permits the omission of a shareholder proposal if the proposal does not relate to a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. The note to Rule 14a-8(i)(1) states in part that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." In addition, Staff Legal Bulletin No. 14 (Jul. 13, 2001) states "[w]hen drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under [R]ule 14a-8(i)(1)."

Directors of Delaware corporations are empowered by the Delaware General Corporation Law (the "DGCL") to manage the business and affairs of the corporation. *See 8 Del. C. 141(a)* (vesting the power to manage the business and affairs of Delaware corporations in their boards of directors). The Staff has consistently concurred under Rule 14a-8(i)(1) in the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority granted to a board of directors under state law. *See, e.g., Phillips Petroleum Co.* (Mar. 13, 2002) (concurring that a shareholder proposal requiring an increase in annual base salary for the company's chairman and other officers was excludable, provided that the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request rather than as mandatory); *France Growth Fund, Inc.* (Apr. 6, 2001) (concurring that a shareholder proposal requesting amendments to the company's by-laws regarding the power to request a special meeting of shareholders was excludable, provided the proponent did not submit a revised proposal, within seven calendar days of the receipt of the Staff's response, recast as a recommendation or request rather than as mandatory); *American National Bankshares, Inc.* (Feb. 26, 2001) (concurring in the exclusion of a proposal requiring the submission to the board of directors and then to shareholders of any indications of interests received); and *AMERCO* (Jul. 21, 2000) (concurring in the exclusion of a proposal requiring the implementation of a certain compensation proposal for senior officers).

Moreover, Section 2.14 of the Company's by-laws (the "**By-laws**") (attached hereto as Exhibit B) reserves the right to appoint the Company's executive officers for its Board of Directors (the "**Board**"), stating that "[a]t the first regular meeting of the Board of Directors in each year, at which a quorum shall be present, held next after the annual meeting of the stockholders, the Board of Directors shall proceed to the election of ... the executive officers of the corporation." Section 4.01 of the By-laws confirms that the right to select the Company's executive officers lies with the Board, stating that "[t]he executive officers of the corporation...shall be chosen by the Board of Directors." Furthermore, Section 4.01 of the By-laws reserves the right to terminate the Company's officers for the Board, stating that "[t]he officers of the corporation...shall be subject to removal at any time by the affirmative vote of the majority of the entire Board of Directors."

Thus, if implemented, the Proposal would allow shareholders to force commencement of certain actions – termination of executive officers and the commencement of a search for replacements – which the By-laws specifically reserve for the Board in its sole discretion. The Proposal's language is mandatory rather than precatory, illustrating that if adopted, it would be binding upon the Company. Accordingly, the Proposal does not relate to a proper subject for shareholder action under Delaware law, and may be omitted from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(1).

C. The Proposal May be Excluded from the 2016 Proxy Materials under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate Delaware Law

Rule 14a-8(i)(2) allows the exclusion of a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. On numerous occasions, the Staff has concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(2) where the proposal, if implemented, would conflict with state law, including proposals requiring a company's board of directors to take certain action inconsistent with the discretionary authority granted to a board of directors. *See Scott's Liquid Gold-Inc.* (May 7, 2013) (concurring in the exclusion of a proposal that impermissibly limited the authority and discretion of the board by, among other things, mandating that a board committee make prompt public disclosure of an acquisition proposal even if the board committee "were to reasonably determine that it would not be in the best interests of the shareholders of [the company] to disclose an acquisition proposal"); *Pfizer Inc.* (Feb. 22, 2012) (concurring in the exclusion of a proposal requiring a by-law amendment regarding dispute resolution that would violate state law); *CA, Inc.* (Jul. 17, 2008) (concurring in the exclusion of a proposal where implementation of the proposal would require a company's board to take a specified action (in that case, reimbursement of certain proxy expenses) without regard to whether the board had determined that action to be in the best interests of stockholders); *Ford Motor Company* (Mar. 19, 2001) (concurring in the exclusion of a proposal requesting that directors be selected from holders of common stock through a lottery when the right to develop the mechanism for electing directors was specifically reserved for the board of directors).

Here, the Proposal requires the Company to terminate the employment of its NEOs and find replacements for them. However, with respect to Delaware corporations, directors are empowered by the DGCL to manage the business and affairs of the corporation. *See 8 Del. C. 141(a).* Delaware case law supports a long-established principle that directors must be able to exercise their fiduciary duties in taking action, and that shareholders may not impose on directors, and directors may not impose on themselves, directives or restrictions which limit the ability of the board, or a committee thereof, to fully exercise its fiduciary duties. *See, e.g., Paramount Commc'ns Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm."); *Campbell v. Loew's, Inc.*, 134 A.2d 852 (Del. Ch. 1957) ("...the board of directors acting as a board must be recognized as the only group authorized to speak for "management" in the sense that under the statute they are responsible for the management of the corporation."); *Harden v. Eastern States Pub. Serv. Co.*, 122 A. 705 (Del. Ch. 1923) ("While the corporation is the owner of the assets, yet their control and management rest in the officers and directors, whose relation to the assets is one of a fiduciary character. This is elementary."). Furthermore, as noted above, the By-laws, which the Board is obligated to follow, reserve the rights to appoint and remove the Company's executive officers to the Board. Thus, if implemented, the Proposal would cause the Company to violate Delaware law because it would require the Board to abdicate its authority, and accompanying fiduciary duties, by taking specific actions without consideration of whether they are in the Company's best interests, and that violate the By-laws. Thus, the Proposal is excludable in its entirety under Rule 14a-8(i)(2).

D. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because It is Vague and Indefinite

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has interpreted Rule 14a-8(i)(3) to mean that vague and indefinite shareholder proposals may be excluded because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B*

(Sept. 15, 2004). A proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). We believe that the Proposal is excludable under Rule 14a-8(i)(3) for the various reasons set forth below.

i. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because of the Vagueness of the Resolution

The Proposal is excludable under Rule 14a-8(i)(3) because of the vagueness of the resolution. The resolution, as noted above, requires the Board to completely reevaluate the "compensation structure" for "executive positions" and "come up with a plan more in keeping with reality." It does not, however, elaborate as to what such a reevaluation would entail, the factors that should be considered in such a reevaluation, the goals of such a reevaluation, the timing of the process and how compensation should be valued. It is reasonable to expect that the Proposal could be interpreted differently by the Company and the shareholders voting on it as to what constitutes a compensation program that is "more in keeping with reality," resulting in potential implementation of an outcome vastly different than that expected by the shareholders. *See Berkshire Hathaway Inc.* (Mar. 2, 2007) (permitting the exclusion of a proposed policy restricting the company from investing in certain securities where the proposal did not adequately describe the particular investments to be barred); *Fuqua Industries, Inc.* (Mar. 12, 1991) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) when, in addition to the fact that certain key terms were undefined, the proposal, when read as a whole, was not clear as to how specific phrases and components should be read together, making it difficult to interpret the meaning of the proposal overall).

ii. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because of its Failure to Define Key Terms

The Staff consistently has permitted the exclusion of shareholder proposals when such proposals have failed to define certain terms necessary to implement them or where the meaning and application of key terms or standards under the proposal could be subject to differing interpretations. In *Pfizer Inc.* (Dec. 22, 2014), for example, the Staff allowed exclusion of a proposal as vague and indefinite where the proposal requested a policy that the chairman be an independent director whose only "nontrivial professional, familial or financial connection to the company or its CEO is the directorship." The Staff noted that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also The Boeing Company* (Mar. 2, 2011) (allowing exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" without explaining the meaning of the phrase); *General Motors Corp.* (Mar. 26, 2009) (concurring with the exclusion of a proposal to "eliminate all incentives for the CEO and the Board of Directors" that did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group" was excludable).

Several of the Proposal's key terms are not defined and are so vague and indefinite that the shareholders and the Company would not be able to determine with reasonable certainty what actions or measures the Proposal requires. As a result, the Company and the shareholders may reasonably come to conflicting interpretations as to the specific actions required by the Proposal.

- "Compensation Structure" – The Proposal demands a reevaluation of the "compensation structure" applicable to executive positions. It does not, however, explain what elements of compensation should be included in the evaluation or how these elements should be evaluated. It is unclear if the term includes salary, bonuses, other incentive compensation such as equity awards, deferred compensation, supplemental retirement compensation, severance entitlements, qualified retirement plan contributions, health and welfare benefits, perquisites or vacation. Without additional clarification as to the components and valuation mechanisms incorporated in the term "compensation structure," it is inherently unclear what the Proposal requests that the Board reevaluate.

- "Executive Positions" – The Proposal states that the reevaluation of compensation structures should apply to "executive positions," but does not explain what an executive position is. The Proposal could be interpreted to require that the reevaluation apply only to named executive officers of the Company in accordance with Regulation S-K, Item 402(a)(3) (17 C.F.R. § 229.402(a)(3)), executive officers as defined under Rule 3b-7 of the Exchange Act or to all employees at or above a certain undefined seniority level. Alternatively, the report could be limited to employees whose compensation is set by the Board or to employees whose compensation is above a certain threshold. The lack of definition of this key element of the Proposal makes it inherently unclear.

- "Total Aggregate Compensation" – The Proposal requests that the "total aggregate compensation" for replacements of certain executives not exceed a certain amount, but does not provide clarity as to the different elements of compensation to be recognized for this purpose. As with the term "compensation structure," it is unclear if the term "total aggregate compensation" encompasses salary, bonuses, other incentive compensation such as equity awards, deferred compensation, supplemental retirement compensation, severance entitlements, qualified retirement plan contributions, health and welfare benefits, perquisites or vacation. Of particular concern is the fact that the Proposal requires that compensation be limited to a specific dollar value without proposing a valuation mechanism. Moreover, it is unclear if the "total aggregate compensation" limit suggested applies to each individual replacement, or to the compensation of all replacement officers as a group.

iii. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because of the Misleading Nature of the Supporting Statement

Finally, the Proposal is misleading with respect to the supporting statement it provides. The supporting statement notes that "[i]f the case for the current compensation structure were at all self-evident, the most recent Notice of Annual Meeting would not have needed fully half of it's [sic] pages to justify it." This assertion is simply incorrect. The pages that the Proponent refers to are doubtless those in the Company's compensation discussion and analysis, which is, of course, prepared and included in the Company's proxy statement annually in compliance with the Commission's rules and Item 402 of Regulation S-K. Its presence in the proxy statement is, therefore, not evidence of excessive compensation, but of the Company's compliance with law and provision of required disclosure.

Furthermore, the supporting statement attempts to break Mr. Merlo's compensation down on an hourly basis, which is inherently misleading. Mr. Merlo's total compensation as shown in the summary compensation table (the "**SCT**") in the Company's 2015 proxy statement cannot accurately be broken down into hourly compensation because it is, although compliant with the Commission's rules and Item 402 of Regulation S-K, not an exact reflection of the compensation that Mr. Merlo will actually receive. For instance, certain stock awards reflected in the SCT entail performance components and vest over multiple years of service. The ultimate value of these awards to Mr. Merlo cannot be reduced to an hourly wage equivalent. Finally, the total compensation figure in the SCT reflects changes in the actuarial value of Mr. Merlo's pension; the ultimate value of Mr. Merlo's pension, however, will not be known until he retires as it is based in part on his compensation during the course of his entire career with the Company. As such, attempting to break down Mr. Merlo's compensation as shown in last year's SCT into an hourly figure is simply not reflective of his pay. Furthermore, as he is the Company's Chief Executive Officer, Mr. Merlo is compensated for factors that cannot be assessed on an hourly basis, such as the Company's operating profit, customer service, retail client satisfaction, his contribution to the Company's performance and his leadership in positioning the Company for future growth, including significant progress on the Company's strategic growth initiatives.

Finally, the supporting statement is simply incorrect in its request that the employment agreements with the Company's NEOs be terminated. As highlighted in the Company's most recent proxy statement, only Mr. Merlo is a party to an employment agreement with the Company. The remaining NEOs are parties to severance agreements that apply only after the occurrence of a change in control. Thus, the Proposal requests that the shareholders have the Company terminate four agreements that do not actually exist.

Accordingly, for the reasons set forth above, the Proposal should be excludable in its entirety under Rule 14a-8(i)(3).

III. Conclusion

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2016 Proxy Materials and further requests the confirmation that the Staff will not recommend any enforcement action in connection with such omission. Please call the undersigned at (401) 770-5409 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,

Thomas S. Moffatt
Vice President, Assistant Secretary &
Asst. General Counsel – Corporate Services

Attachments

cc w/ att: Richard B. Pearson (by UPS Overnight)
Stephen T. Giove, Shearman & Sterling LLP
Doreen E. Lilienfeld, Shearman & Sterling LLP

EXHIBIT -A-

Corporate Secretary

CVS Health Corporation
Customer Support Center
1 CVS Drive
Woonsocket RI 02895

Richard B Pearson

FISMA & OMB Memorandum M-07-16

Beneficial owner of 385 shares of CVS stock, submits the following proposal for consideration at the next annual meeting.

"The stockholders instruct the Board of Directors to immediately terminate the employment agreements with Larry Merlo, David Denton, Helena Foulkes, Jonathan Roberts, and Thomas Moriarty. None of these individuals will be considered for further employment by CVS Health in any capacity.

The Board will completely reevaluate the compensation structure for executive postions and come up with a plan more in keeping with reality. Total aggregate compensation for the replacements of these individuals for the next year will not exceed $16 million."

Supporting statement:

Income inequality is a very real concern in our society, and this is our opportunity to make a statement and lead the way in reform.

If the case for the current compensation structure were at all self-evident, the most recent Notice of Annual Meeting would not have needed fully half of it's pages to justify it. Let's consider one example.

The summary compensation for President and CEO Larry Merlo for 2014 is listed as $32,350,733. If we allow that he devoted 70 hours per week, 50 weeks per year, that means he was paid better than $9,000 per hour. Now I'm sure he's a wonderful fellow, but I wouldn't pay Daniel Webster, Abraham Lincoln, or Moses $9,000 an hour.

The base salary is reasonable, but after that...it gets strange. The targets for bonuses are not explained but one suspects that he gets a bonus if the sun comes up. It's like he wins the lottery every year in a game most of us can't buy tickets to.

Nobody buys CVS stock because they like the cut of Larry Merlo's jib, and nobody shops at CVS to find out what that wonderful management team will do next. None of these people founded the company or made decisions crucial to its current postion and they should not be compensated as if they were superstars. We can do just as well at considerably less cost.

Stockholders, this does matter to you. Exorbitant compensation comes out of profits, and stock grants and options dilute the value of your shares.